Exhibit 3.1

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:05 PM 08/04/2023
FILED 03:05 PM 08/04/2023
SR 20233171472 - File Number 4324016

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

TO CERTIFICATE OF INCORPORATION

OF

AMERICAN BATTERY MATERIALS, INC.

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

AMERICAN BATTERY MATERIALS, INC. (the “Corporation”), a corporation duly organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

First: The name of this Corporation is American Battery Materials, Inc.

Second: The Certificate of Incorporation of the Corporation was originally filed with the Delaware Secretary of State on March 26, 2007 (the “Certificate of Incorporation”).

Third: The Board of Directors of the Corporation, by unanimous written consent pursuant to Section 141(f) of the DGCL, duly adopted the following amendment to Article 4 of the Certificate of Incorporation by adding the following paragraph to the end of Article 4:

Article 4 — Corporate Capitalization. Effective upon the filing of this Certificate of Amendment to Certificate of Incorporation (the “Amendment”) with the Secretary of State of the State of Delaware (the “Effective Time”), every three hundred (300) shares of Common Stock then issued and outstanding or held in the treasury of the Corporation immediately prior to the Effective Time shall automatically be combined into one (1) share of Common Stock, without any further action by the holders of such shares (the “Reverse Stock Split”). The Reverse Stock Split will be effected on a certificate-by-certificate basis, and any fractional shares resulting from such combination shall be rounded down to the nearest whole share on a certificate-by-certificate basis. No fractional shares shall be issued in connection with the Reverse Stock Split. A holder of Common Stock who would otherwise be entitled to receive just a fractional share as a result of the Reverse Stock Split will receive one whole share of Common Stock in lieu of such fractional share. Each stock certificate or book-entry position that, immediately prior to the Effective Time, represented shares of Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares formerly represented by such certificate or book-entry position have been reclassified pursuant to the Reverse Stock Split. All rights, preferences, and privileges of the Common Stock and the Preferred Stock of the Corporation shall be appropriately adjusted to reflect the Reverse Stock Split in accordance with this Amendment.

Fourth: This Amendment shall become effective immediately upon being duly filed with the Delaware Secretary of State.

Fifth: That, by written consent executed in accordance with Section 228 of the DGCL, the holders of a majority of the outstanding stock of the Corporation entitled to vote thereon, and the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class, was given written notice of the proposed Amendment and voted in favor of the adoption of the Amendment. The necessary numbers of shares, as required by statute, were voted in favor of the Amendment.

Sixth: The Amendment was duly adopted in accordance with Section 242 of the DGCL.

Seventh: All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of the 3rd day of August, 2023.

AMERICAN BATTERY MATERIALS, INC.

BY:	/s/ Sebastian Lux
Name:	Sebastian Lux
Title:	Co-Chief Executive Officer